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                      [Letterhead of Sullivan & Cromwell]
                                                                     Exhibit 5.1

                                                      November 8, 2000




UBS AG,
      Bahnhofstrasse 45,
           Zurich,
                Switzerland.

Dear Sirs:

         In connection with the registration under the Securities Act of 1933 (the "Act") of $2,000,000,000 aggregate amount of medium term notes, Series A (the "Securities") of UBS AG, a corporation organized under the laws of Switzerland (the "Company"), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

         Upon the basis of such examination, we advise you that, in our opinion, when the Registration Statement has become effective under the Act, the Indenture relating to the Securities has been duly authorized, executed and delivered, the terms of the Securities and of their issuance and sale have been duly established in conformity with the Indenture so as not to violate any applicable law or result in a default
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under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company, and the Securities have been duly executed and authenticated in accordance with the Indenture and issued and sold as contemplated in the Registration Statement, the Securities will constitute valid and legally binding obligations of the Company, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

         We note, as of the date of this opinion, a judgment for money in an action based on a Security denominated in a foreign currency or currency unit in a Federal or state court in the United States ordinarily would be enforced in the United States only in United States dollars. The date used to determine the rate of conversion of the foreign currency or currency unit in which a particular Security is denominated into United States dollars will depend upon various factors, including which court renders the judgment. In the case of a Security denominated in a foreign currency or currency unit,
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a state court in the State of New York would be required under Section 27 of the
New York Judiciary Law to render such judgement in the foreign currency or currency unit in which the Security is denominated, and such judgment would be converted into United States dollars at the exchange rate prevailing on the date of entry of the judgment.

         The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction. In rendering the foregoing opinion, we have assumed that UBS has been duly incorporated and is an existing corporation in good standing under the laws of Switzerland, and that all corporate action by UBS related to the Securities was duly authorized as a matter of Swiss law.

         We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us under the heading "Validity of Notes" in the Prospectus. In giving such consent, we do not thereby admit that we are in
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the category of persons whose consent is required under Section 7 of the Act.

                                           Very truly yours,

                                           /s/ SULLIVAN & CROMWELL